                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

              For the fiscal year ended .........December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from......... to..........

              Commission file number.......................1-16489

             A. FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN
                            (Full title of the Plan)

                           B. FMC TECHNOLOGIES, INC.
                200 East Randolph Drive, Chicago, Illinois 60601
                          (Name and Address of Issuer)

     SIGNATURES
     ----------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   FMC TECHNOLOGIES, INC. SAVINGS AND
                                   INVESTMENT PLAN


                                   By  /s/ Jeffrey W. Carr
                                      --------------------
                                   Jeffrey W. Carr
                                   Vice President, General Counsel and Secretary

     Date: June 27, 2002

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                      Page(s)
                                                                                      ------
Independent Auditors' Report ....................................................       1

Financial Statements:

     Statement of Net Assets Available for Benefits .............................       2

     Statement of Changes in Net Assets Available for Benefits ..................       3

     Notes to Financial Statements ..............................................      4-9


Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ..................     10-11

Exhibit Index ...................................................................      12

                          Independent Auditors' Report

The Employee Welfare Benefits Plan
Committee of FMC Technologies, Inc.:

We have audited the accompanying statement of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period September 28, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period September 28, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 26, 2002

 FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN
 Statement of Net Assets Available for Benefits
 December 31, 2001
 (In thousands)


     Assets:
       Investments, at fair value                                    $  262,098

       Receivables:
         Participants' loans
                                                                         10,367

                                                               -----------------
     Net assets available for benefits                               $  272,465
                                                               =================

     The accompanying notes are an integral part of these financial statements.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Period September 28, 2001 to December 31, 2001
(In thousands)

Additions:

   Net appreciation in fair value of investments                 $     25,998
   Interest and dividend income                                         2,986
                                                                 ------------
      Net investment income                                            28,984
   Contributions - employees                                            3,541
   Contributions - employer                                             1,702
                                                                 ------------

Total additions                                                        34,227
                                                                 ------------

Deductions:
   Distributions to participants                                        4,985
   Administrative expenses                                                 39
                                                                 ------------

Total deductions                                                        5,024
                                                                 ------------

Net additions prior to transfers and other changes                     29,203

Net transferred from FMC Corporation Plans (Notes 1 and 6)            243,262
                                                                 ------------

Net additions                                                         272,465

Net assets available for benefits, beginning of period                      -
                                                                 ------------

Net assets available for benefits, end of period                 $    272,465
                                                                 ============

The accompanying notes are an integral part of these financial statements.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

(1)     Description of the Plan

        The following description of the FMC Technologies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

        The Plan was adopted effective September 28, 2001 in conjunction with the spin off from the FMC Corporation Savings and Investment Plan and the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees (collectively, the "FMC Corporation Plans").

        (a)   General

        The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Technologies, Inc. (the "Company") (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee.

        (b)   Contributions

        Participants may elect to have their annual compensation reduced by up to $10,500 ($11,000 beginning in 2002), subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $10,500 ($11,000 beginning in 2002) (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions for all the active participants, except for certain bargaining employees, ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation, regardless of the $10,500 ($11,000 beginning in 2002) limit on pretax contributions. At December 31, 2001, 4,466 current and former employees participated in the Plan.

        (c)   Trust and Record Keeping

        The Company and Fidelity Management Trust Company (the "Trustee") established a trust (the "Trust") for investment purposes as part of the Plan. The Trustee is also the Plan's record keeper.

        (d)   Investment options

        Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

        1) FMC Stock Fund - Funds are invested in common stock of FMC Corporation. Effective December 31, 2001, this Fund is no longer available as an investment option for future investments.

        2) MIP II Blend Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the year ended December 31, 2001, the effective annual yield was approximately 8.02%.

        3) Clipper Fund - Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

     4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks, which are considered, undervalued by the fund manager.

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U. S. - headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

     8) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     9) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     10) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     11) Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U. S. Government or its agencies.

     12) Fidelity U. S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     13) PIMCO Total Return Fund - Funds are invested primarily in U. S. government, corporate, mortgage and foreign bonds.

     14) MAS Mid Cap Growth Portfolio - Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well.

     15) Fidelity Capital & Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

     16) Fidelity Freedom Funds - a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund and Freedom 2030 Fund. Freedom 2040 Fund was added during the year. These target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

     17) FMCTI Stock Fund - Funds are invested in the common stock of the Company.

     Prior to December 31, 2001, all Company contributions to the Plan were invested in the FMC Stock Fund for credit to the respective accounts of the employees participating in the Plan. On December 31, 2001, the FMCTI Stock Fund was created as a result of the distribution of the Company's stock by FMC Corporation (Note 7). All future Company contributions to the Plan will be invested by the Trustee in the FMCTI Stock Fund and will be credited to the respective accounts of the employees participating in the

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

        Plan. While investments may generally be transferred between funds, amounts contributed by the Company to the FMCTI Stock Fund are not eligible for fund transfer.

        (e)   Vesting

        Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

        (f)   Payment of Benefits

        Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at an amount equal to or greater than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

        (g)   Expenses

        Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts. Certain other Plan sponsor expenses may be paid by the forfeitures balance.

        (h)   Withdrawals and Loans

        The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant's vested account balance. Loans, which are secured by the participant's vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Company.

        (i)   Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

        (j)   Forfeited Accounts

        Forfeited accounts may be used to pay certain Plan administration expenses. Any remaining balances in the forfeitures accounts may be used to reduce future employer contributions.

(2)     Summary of Significant Accounting Policies

        The following are the significant accounting policies followed by the
        Plan:

        (a)   Basis of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting.

        (b)   Investment Transactions and Income Recognition

        Security transactions are recorded in the financial statements on a settlement-date basis, which does not

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

        differ materially from a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

        (c)   Valuation of Investments

        Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

        (d)   Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

        (e)   Payment of Benefits

        Benefits are recorded when paid.

(3)     Investments

        Investments at fair value, which represent 5% or more of the Plan's assets available for benefits, are separately identified below:

           ---------------------------------------------------------------------
                                                               December 31, 2001
                                                                (in thousands)
           ---------------------------------------------------------------------
                FMC Stock Fund                                     $64,987
                FMCTI Stock Fund                                    55,793
                MIP II Blend Fund                                   52,226
                Clipper Fund                                        14,940
                Sequoia Fund                                        14,791
                Fidelity Blue Chip Growth Fund                      14,087
           ---------------------------------------------------------------------

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

           ---------------------------------------------------------------------
                                                                 Period ended
                                                             December 31, 2001
           ---------------------------------------------------------------------
                                                                 (in thousands)
                  FMC Stock Fund                                    $19,908
                  Clipper Fund                                          543
                  Mutual Qualified Fund (Z)                              46
                  Sequoia Fund                                          901
                  Fidelity Puritan Fund                                 236
                  Fidelity Magellan Fund                                384
                  Fidelity Blue Chip Growth Fund                      1,634
                  Fidelity Low-Priced Stock Fund                        567
                  Fidelity Diversified International Fund               334
                  Fidelity U. S. Equity Index Pool Fund               1,077
                  MAS Mid Cap Growth Portfolio                          346
                  PIMCO Total Return Fund                               (74)
                  Fidelity Capital & Income Fund                          3
                  Fidelity Freedom Income Fund                            1
                  Fidelity Freedom 2000 Fund                              1
                  Fidelity Freedom 2010 Fund                             22
                  Fidelity Freedom 2020 Fund                             36
                  Fidelity Freedom 2030 Fund                             31
                  Fidelity Freedom 2040 Fund                              2
           ---------------------------------------------------------------------

                                                                    $25,998
           ---------------------------------------------------------------------

(4)     Non-Participant Directed Investments

        Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $54,000 at December 31, 2001 are invested in the MIP II Blend Fund.

        Changes in the non-participant directed investments during 2001 were:

                                                                               (in thousands)
                                                                                ------------
           Non-participant directed investments (beginning balance)        $         -
           Non-vested forfeited accounts transferred from the FMC
              Corporation Plans (Note 6)                                            25
           Non-vested forfeited accounts                                            29
           Interest income                                                           2
           Forfeitures used to reduce company contributions                          -
           Forfeitures used for plan expenses                                       (2)
           --------------------------------------------------------------------------------------

           Non-participant directed investments at December 31, 2001       $        54
           --------------------------------------------------------------------------------------

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001
--------------------------------------------------------------------------------

(5)  Income Taxes

     The Company is preparing an application for favorable determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust will be exempt from income taxes.

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)  Plan Merger and Asset Transfers

     During 2001, the Company was spun off from its former parent, FMC Corporation. In conjunction with the establishment of the Company, the net assets from the FMC Corporation Plans representing the values of the Company's employees' accounts at September 28, 2001, were transferred into the Plan. In total, $232,666,000 in participant accounts was transferred from the FMC Corporation Plans, in addition to participant loans receivable totaling $10,596,000.

(7)  FMC Corporation's Reorganization

     In October 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Food and Transportation Systems businesses as a new company, FMC Technologies, Inc., and to sell up to 19.9% of FMC Technologies, Inc.'s common stock by means of an initial public offering, followed by a tax-free distribution to FMC Corporation's stockholders of FMC Corporation's remaining interest in the Company's common stock.

     As a result of the reorganization, participants in the FMC Corporation Plans who were employees of FMC Technologies, Inc. had their account balances transferred to the Plan, effective as of September 28, 2001.

     The Company completed the initial public offering of 17% of its common stock on June 14, 2001. On December 31, 2001, FMC Corporation distributed its remaining 83% ownership of the Company's stock to all FMC Corporation's stockholders in the form of a dividend. Each FMC Corporation stockholder of record as of December 12, 2001 received a dividend of 1.719721318 shares of the Company's common stock for each share of FMC Corporation common stock. For participants with an interest in the FMC Stock Fund, the Company stock dividend was invested in the FMCTI Stock Fund.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                           Description of investment including               Current value
Identity of issuer, borrower, lessor                         maturity date, rate of interest                at December 31,
          or similar party                                  collateral, par, or maturity value             2001 (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
FMC Stock Fund (FMC Corporation Common Stock) *             FMC Corporation Stock
                                                            approximately 2,082,246 shares                              $ 64,987

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) *    FMC Technologies, Inc. Stock
                                                            approximately 3,391,643 shares                                55,793

MIP II Blend Fund * - participant directed                  Portfolio includes investment contracts
                                                                           offered by major insurance
                                                                           companies and other
                                                                           approved institutions                          52,172

MIP II Blend Fund * - non-participant directed              Portfolio includes investment contracts
                                                                           offered by major insurance
                                                                           companies and other approved
                                                                           institutions                                       54

Clipper Fund                                                Stock Long-term Growth Fund                                   14,940

Mutual Qualified Fund (Z)                                   Stock Long-term Growth Fund                                    6,684

Sequoia Fund                                                Stock Long-term Growth Fund                                   14,791

Fidelity Puritan Fund *                                     Stock and Bond Fund                                            4,472

Fidelity Magellan Fund *                                    Stock Long-term Growth Fund                                    3,956

Fidelity Blue Chip Growth Fund *                            Large Companies Stock Fund                                    14,087

Fidelity Low-Priced Stock Fund *                            Growth Mutual Fund                                             4,564

Fidelity Diversified International Fund *                   Growth Mutual Fund of Foreign Companies                        3,886
                                                                                                  (Continued)

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)(Continued) December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                            Description of investment including                 Current value
Identity of issuer, borrower, lessor                         maturity date, rate of interest                     at December 31,
         or similar party                                   collateral, par, or maturity value                  2001 (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Retirement Government Money Market Portfolio *    Money Market Mutual Fund                                        $   4,708

Fidelity U.S. Equity Index Pool Fund *                     Stock Index Fund                                                   11,037

PIMCO Total Return Fund                                    Income Mutual Fund                                                  1,946

MAS Mid Cap Growth Portfolio                               Stock Long-term Growth Fund                                         2,283

Fidelity Capital & Income Fund *                           Equity Income & Growth Fund                                           140

Fidelity Freedom Funds *:                                  Asset allocation series funds, primarily
               Freedom Income Fund                         invest in other Fidelity mutual funds                                  68
               Freedom 2000 Fund                           which provide moderate asset allocation                                59
               Freedom 2010 Fund                           with a target retirement date.                                        648
               Freedom 2020 Fund                           Invest in stock, bonds and money market                               494
               Freedom 2030 Fund                           mutual funds                                                          306
               Freedom 2040 Fund                                                                                                  23

Participants' loans receivable                             Varying rates of interest 6.46% - 7.20%                            10,367
------------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                                                  $ 272,465
------------------------------------------------------------------------------------------------------------------------------------

* - party-in-interest.

See accompanying independent auditors' report.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE          DESCRIPTION

23.1                   Independent Auditors' Consent (KPMG LLP)